ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 BakerBotts.com	AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG HOUSTON	LONDON MOSCOW NEW YORK PALO ALTO RIO DE JANEIRO RIYADH WASHINGTON
October 5, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Christina Chalk Senior Special Counsel, Office of Mergers and Acquisitions

Re:	Chesapeake Energy Corporation Schedule TO-I Filed October 1, 2015 File No. 005-43515

Ladies and Gentlemen:

As legal counsel for, and on behalf of, Chesapeake Energy Corporation (the “Company”), we are providing this letter in response to the letter from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated October 2, 2015 regarding the Company’s Schedule TO filed on October 1, 2015 (File No. 005-43515) (the “Schedule TO”). The numbering below corresponds to the numbering used in the Staff’s letter.
Schedule TO-I filed October 1, 2015
1. Comment: You have indicated that Rule 13e-3 does not apply to this tender offer (by failing to check the box on the cover page of the Schedule TO-I that states that it does). In your response letter, please explain why. We note that Chesapeake’s most recent Form 10-K filed on February 27, 2015 lists the subject class of convertible notes as registered under Section 12(b) of the Exchange Act; however, the disclosure in the Offer to Purchase states that the subject class of securities is not traded on an exchange. Please advise and address the applicability of Rule 13e-3 to this offer, as well as the inconsistent disclosure in the Offer to Purchase that indicates that there is no trading market for these notes. Alternatively, if upon reconsideration you believe Rule 13e-3 does apply to the offer, please file a Schedule 13E-3 promptly and amend the Offer to Purchase to provide all of the additional disclosure required.
Response: The Company respectfully submits that the Company’s offer to repurchase the Company’s 2.75% contingent convertible senior notes due 2035 (the “Notes”) is not subject to Rule 13e-3 by virtue of Rule 13e-3(g)(4). That subsection exempts from Rule 13e-3 "redemptions,

United States Securities and Exchange Commission
October 5, 2015

calls or similar purchases of an equity security by an issuer pursuant to specific provisions set forth in the instrument(s) creating or governing that class of equity securities.” The offer to repurchase the Notes contemplated by the Schedule TO is a repurchase pursuant to specific provisions of the Indenture governing the Notes, dated November 8, 2005. The Company is not voluntarily or opportunistically offering to repurchase the Notes at this time. Instead, the Indenture requires the Company to offer to repurchase the Notes on November 15, 2015 and dictates the specific price to be paid and information to be provided in connection with such mandatory offer to repurchase. Specifically, Section 3.08(a) of the Indenture states the following: “At the option of the Holder, the Company shall repurchase on November 15, 2015, 2020, 2025 and 2030 (each, a ‘Repurchase Date’) all or a portion of the Securities held by such Holder for cash at a price per Security equal to 100% of the aggregate principal amount of the Security (the ‘Repurchase Price’), together with accrued but unpaid interest thereon, up to but not including the Repurchase Date; provided that accrued but unpaid interest will be payable to the Holders in whose names the Securities are registered at the close of business on the relevant record date.” By affording holders of the Notes the opportunity to have their Notes repurchased as required by and in accordance with the Indenture, the Company is fulfilling its stated obligations in the Indenture and the Notes.
The Company advises that the Notes are listed on the New York Stock Exchange, but no active trading market has developed for the Notes. No price or volume information is available for the entire period that the Notes have been outstanding. Please refer to https://www.nyse.com/quote/ARCX:CHK35. The Company undertakes to amend the Company Notice to include this information prior to the withdrawal date.
In addition to the foregoing responses to the Staff’s comments, the Company acknowledges: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope the foregoing addresses the Staff’s comments. Please call the undersigned (713.229.1508) should you have any questions about the foregoing.

Very truly yours,

/s/ Hillary H. Holmes
Hillary H. Holmes

cc:	James R. Webb (Chesapeake Energy Corporation)
David Hershberger (Chesapeake Energy Corporation)